

Mail Stop 6010

May 29, 2008

Mr. John Ornell
Chief Financial Officer
Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

>   **Re:** **Waters Corporation**
>   **Form 10-K for the Year Ended December 31, 2007**
>   **File No. 001-14010**

Dear Mr. Ornell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Contractual Obligations and Commercial Commitments, page 27

1.   We do not see where you have included scheduled maturities of $365 million of your $865 million total outstanding debt as of December 31, 2007. We further note that all of

the debt matures on January 11, 2012. Please revise future filings to include all of your outstanding debt in this contractual obligations table, or otherwise tell us why you believe it is appropriate to exclude a portion of the outstanding debt. Refer to Item 303(A)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 36

Consolidated Statements of Cash Flows, page 40

2.   We note your presentation of excess tax benefits as a cash flow from financing activity. We also note your disclosures on pages 58 and 63 regarding your treatment of the excess tax benefits. In addition to your presentation of this item as a financing cash inflow in accordance with paragraph 19(e) of SFAS 95, please also tell us how you have considered the guidance in paragraph 23(e) of SFAS 95 in your statement of cash flows presentation.

Note 8. Debt, page 55

3.   We note that each of your term loan, European revolving facility and U.S. revolving facility mature on January 11, 2012 and require no scheduled prepayments before that date. We also note that you have classified $365 million of the total $865 million outstanding as of December 31, 2007 as a short-term liability. Please explain to us why this is considered a short-term liability.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Branch Chief